UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 16, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Astelios Limited Booking Agreement

On August 16, 2019, Blockstack PBC (the “Company”), a Delaware corporation, entered into a Booking Agreement (the “Agreement”) with Astelios Limited (“Astelios”), a limited company organized under the laws of England and Wales.

The Agreement contains the terms and conditions under which Astelios will provide the Company with introductions (the “Introductions”) to between ten and fifteen pre-qualified potential investors in the Company’s offering of Stacks Tokens pursuant to its offering statement qualified under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”). These Introductions will take place in London, England during certain Private Investor Days in August 2019. The Company will pay Astelios £15,000 (approximately U.S. $18,200 at the current exchange rate as of the date of this filing) for the Introductions, along with a bonus of 5% of any amount invested in Stacks Tokens by any investor who was introduced to the Company through the Introductions, and whose investment was made within twelve months of the Introductions. The Agreement may be terminated by written notice of the Company for any reason prior to the Introductions. Should the Company terminate the Agreement, Astelios will receive fees up to £7,500 (approximately U.S. $9,100 at the current exchange rate as of the date of this filing) for Astelios’ time and costs, except if the Company terminates the Agreement due to a material breach of the Agreement by Astelios or Astelios’ noncompliance with applicable law, in which case all fees paid by the Company to Astelios shall be returned.  The payments to Astelios may result in Astelios being deemed a statutory underwriter in the Regulation A Offering, but Astelios is under no obligation to take or pay for any Stacks Tokens or other securities of the Company in the Regulation A offering, on either a firm commitment basis or agency or best efforts basis.

The Agreement contains certain customary representations and warranties, including the representation by Astelios that it is not a “U.S. person” as such term is defined in Regulation S and that it is not currently registered as a broker-dealer with the U.S. Securities and Exchange Commission or a member of the Financial Industry Regulatory Authority, that it is not subject to the rules of FINRA, that none of the potential investors to whom it introduces the Company will be U.S. persons, and that all of the services provided under the Agreement, and all activities under the Agreement related to those services, will be conducted outside the United States at all times.  In addition, the Company has agreed to indemnify Astelios for damages arising from, and reimburse any legal expenses incurred in, investigating or defending any loss, claim, damage, liability or action in connection with, among other things, breaches of the Agreement and securities laws violations. The Company’s potential liability with respect to the Agreement is uncapped.

All fees to be paid to Astelios will be paid out of the Company’s existing budget for marketing expenses disclosed in the offering statement for the Regulation A Offering and in its calculation of the net proceeds of the offering presented in the section of the offering circular (the “Offering Circular”) captioned “Use of Proceeds.” A supplement to the Offering Circular is being filed concurrently with this Form 1-U disclosing the matters discussed herein.

The foregoing description of the Agreement is only a summary of its material terms and does not purport to be complete. A copy of the Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: August 22, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
6.1	Booking Agreement, by and between Blockstack PBC and Astelios Limited, dated as of August 16, 2019